FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report August 23, 2005

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A.

A copy of the Registrant’s Quarterly Report (including financial statements) for the three and six month periods ended June 30, 2005 is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #333-6500

Registration Statement on Form S-8 #333-6502

Registration Statement on Form S-8 #333-9216

Registration Statement on Form S-8 #333-98603

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.  The Company’s Chief Executive Officer and Chief Financial Officer have reviewed, as of the end of the period covered by this report, the Company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934, Rules 13a-15(e) and 15d-15(e)) have concluded that the Company’s disclosure controls and procedures were effective.

Changes in Internal Controls.  There were no significant changes in the Company’s internal controls during the Company’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

EXHIBITS

The following exhibits are filed as part of this report on Form 6-K:

No.	Document

(1)	Quarterly Report (including financial statements) of NovAtel Inc. for the three and six month periods ended June 30, 2005.

(2)	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350.

(3)	Press release announcing that Novatel updates second quarter 2005 financial results, dated August 23, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: August 23, 2005	By: /s/ WERNER GARTNER
	Name:	Werner Gartner
	Title:	Executive Vice President and
Chief Financial Officer